UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number
000-52975
American Casino & Entertainment Properties LLC
(Exact name of registrant as specified in its charter)

2000 Las Vegas Boulevard South
Las Vegas, NV 89104
(702) 383-5242
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Class A Membership Interests
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒*
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Approximate number of holders of record as of the certification or notice date: [1]
*American Casino & Entertainment Properties LLC made an application to the Nevada Gaming Control Board and the Nevada Gaming Commission in June 2016 and was approved under Nevada Gaming Commission Regulation 15C as a Private Investment Company effective July 28, 2016. As such American Casino & Entertainment Properties LLC is no longer required to be registered with the Securities and Exchange Commission as a public company. Therefore, as a Private Investment Company under Nevada Gaming Commission Regulation 15C, American Casino & Entertainment Properties LLC has chosen to deregister as a public company and file SEC Form 15 on August 30, 2016.

Pursuant to the requirements of the Securities Exchange Act of 1934, American Casino & Entertainment Properties LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

AMERICAN CASINO & ENTERTAINMENT PROPERTIES LLC

August 29 , 2016	By:	/s/ Frank V. Riolo

Name: Frank V. Riolo
Title: Chief Executive Officer